UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                         AMERICAN SPECTRUM REALTY, INC.
                         ------------------------------
                                (Name of Issuer)

                             SHARES OF COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   02970Q-10-4
                                 --------------
                                 (CUSIP Number)


                              SARA R. ZISKIN, ESQ.
                            GALLAGHER & KENNEDY, P.A.
                            2575 EAST CAMELBACK ROAD
                             PHOENIX, ARIZONA 85016
                                 (602) 530-8000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 19, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 02970Q-10-4             SCHEDULE 13D                 Page 2 of 5 Pages
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1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ira J. Gaines
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     193,561
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     119,069(1)(2)
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       193,561
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     119,069(1)(2)
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    312,630(1)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.84%(1)(2)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
(1) Ira J. Gaines, together with IG Holdings, Inc., Hintzin Capital Group, Paradise Wire Pension Plan and Sunshine Wire Pension Plan (entities controlled solely by Mr. Gaines and collectively referred to with Mr. Gaines as the "Gaines Entities") hold 193,571 shares of American Spectrum Realty, Inc. common stock ("ASR Common Stock"). In addition Mr. Gaines shares voting and dispositive power over 119,069 shares ASR Common Stock owned by Baseline Investment, a general partnership, Deuce Investment, a general partnership, and Summit Venture, a limited partnership (collectively the "Partnerships"). Mr. Gaines is a 50% owner of each of the Partnerships.
(2) Mr. Gaines disclaims beneficial interest in 59,535 shares of American Spectrum Realty, Inc. common stock. These 59,535 shares of ASR Common Stock represent 50% of such shares held in partnerships that are owned 50% by Mr. Gaines. The 59,535 shares represent 1.11% of the outstanding shares of American Spectrum Realty, Inc. common stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 02970Q-10-4             SCHEDULE 13D                 Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

This schedule relates to common stock of American Spectrum Realty, Inc. ("ASR"). The Principal executive offices of ASR are located at 1800 East Deere Avenue, Santa Ana, CA 92705.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Ira J. Gaines with regard to 193,571 shares of ASR Common Stock over which Mr. Gaines exercises sole voting and dispositive power and 119,069 shares of ASR Common Stock over which Mr. Gaines shares voting and dispositive power.

     (a)  Ira J. Gaines

     (b)  1717 East Morten, Phoenix, Arizona 85020

     (c) Mr. Gaines is an investor, individually and as part of various investment vehicles.

     (d) Mr. Gaines has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Gaines has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Mr. Gaines being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Gaines is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to October 19, 2001, Mr. Gaines and the Partnerships owned units in certain of the Nooney and Sierra limited partnerships. The Nooney and Sierra limited partnerships consist of: Sierra Pacific Development Fund, Sierra Pacific Pension Investors '84, Sierra Pacific Development Fund II, Nooney Income Fund Ltd. L.P., Sierra Pacific Development Fund III, Nooney Income Fund Ltd., II, L.P., Sierra Pacific Institutional Properties V and Nooney Real Property Investors-Two, L.P. Pursuant to a Prospectus/Consent Solicitation Statement dated August 8, 2001, the limited partners in each of the Nooney and Sierra limited partnerships have approved a consolidation transaction with American Spectrum Realty, Inc. ASR Common Stock began trading on the AMEX on November 20, 2001. The closing of the consolidation transaction was effective October 19, 2001. As a result of the consolidation transaction the units of Nooney and Sierra limited partnerships owned by the Gaines Entities and by the Partnerships were converted into an aggregate of 312,630 ASR Common Shares.

ITEM 4. PURPOSE OF TRANSACTION

The Gaines Entities and the Partnerships hold their ASR Common Stock for investment purposes. In the future, Mr. Gaines, the Gaines Entities or the Partnerships may engage in, without limitation, plans or proposals for the acquisition of additional ASR Common Stock, disposition of ASR Common Stock and other actions similar to any of the foregoing.

Mr. Gaines intends to review his investment in American Spectrum Realty, Inc. on a continuing basis and depending on various factors, including the company's business affairs and financial position, other developments concerning American Spectrum Realty, Inc., the price level of the its common stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to him, Mr. Gaines may in the future take such actions with respect to his investment in American Spectrum Realty, Inc. as Mr. Gaines deems appropriate in light of the circumstances existing from time to time.

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CUSIP NO. 02970Q-10-4             SCHEDULE 13D                 Page 4 of 5 Pages
---------------------                                          -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate number of shares beneficially owned:        312,630

          Percentage of shares:                                  5.844%

     (b)  Number of shares subject to sole voting power:        193,561

          Number of shares subject to shared voting power:      119,069

          Number of shares subject to sole dispositive power:   193,561

          Number of shares subject to shared dispositive power: 119,069

     (c) By a Purchase and Security Agreement entered into as of October 4, 2001, a copy of which is attached hereto as Exhibit 1, certain of the Gaines Entities and the Partnerships, among others, sold an aggregate of 2,584 units of Sierra Pacific Development II limited partnership to John N. Galardi, William J. Carden and CGS Real Estate Company, Inc., a Texas corporation. These units have since been converted into ASR Common Stock pursuant to the consolidation transaction described in
          Item 3 above. In addition, certain of the Gaines Entities and the Partnerships, among others entered into a Put and Call Agreement, a copy of which is attached hereto as Exhibit 2, with regard to 302,593 shares of ASR Common Stock. In addition, Mr. Gaines has made the following sales of ASR Common Stock in open market transactions during the past 60 days:

                Date               Number of Shares          Price Per Share
                ----               ----------------          ---------------
          November 20, 2001             17,500            $14.03 (average price)
          November 21, 2001              3,100                   $12.80

          Except as described in this Item 5 and in Item 6 hereof, Mr. Gaines has not effected any transactions in American Spectrum Realty, Inc. common stock during the past sixty (60) days.

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Gaines is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any person with respect to any securities of American Spectrum Realty, Inc., including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except to the extent set forth in Item 5 of this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1 -- Purchase and Security Agreement made and entered into as of the
             4th day of October, 2001 by and between the Galardi Group, and the Zemel Group, with respect to 4,013 limited partnership units of Sierra Pacific Development II, a ___________ limited partnership

EXHIBIT 2 -- Put and Call Agreement is made as of the 4th day of October,
             2001, by and between the Galardi Group, and the Zemel Group

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CUSIP NO. 02970Q-10-4             SCHEDULE 13D                 Page 5 of 5 Pages
---------------------                                          -----------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 29, 2001                             /s/ Ira J. Gaines
-----------------------                       ----------------------------------
Date                                          Signature

                                              Ira J. Gaines
                                              ----------------------------------
                                              Name